SYNERTECK INCORPORATED
                              28032 WELLINGTON ROAD
                         LONDON, UNITED KINGDOM NW8 9SP


                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

      This Information Statement is being mailed on or about December 12, 2005, by Synerteck Incorporated (the "Company") to the holders of record of shares of its common stock, $0.001 par value per share as of the close of business on December 9, 2005. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

      You are receiving this Information Statement in connection with the appointment of one new member to the Company's Board of Directors, in connection with the recent acquisition of all of the outstanding shares of common stock of the IFSA Strongman Ltd., a United Kingdom corporation ("IFSA") from the shareholders of IFSA. As consideration for the acquisition of IFSA, the Company issued 20,000,000 shares of the Company's common stock to the IFSA Shareholders.

      This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

                    CERTAIN INFORMATION REGARDING THE COMPANY

      CHANGES IN THE COMPANY'S BOARD OF DIRECTORS FOLLOWING THE ACQUISITION - At the closing of the Acquisition on December 9, 2005, Chene Gardner and Kenneth I. Denos submitted their resignation from the Company's Board of Directors effective immediately, and Stephen Townley was appointed as a Director effective immediately. Clayton B. Barlow continues to be a Director of the Company.

      EXECUTIVE OFFICERS OF THE COMPANY APPOINTED FOLLOWING THE ACQUISITION - At closing of the Acquisition, the Board appointed the following executive officer of the Company:

----------------------------------------------------------------------------
NAME                     POSITION
----------------------------------------------------------------------------
Jussi Laurimaa           Chief Executive Officer
----------------------------------------------------------------------------
Christian Fennell        Chief Operating Officer and President
----------------------------------------------------------------------------
Jaime Alvarez            Chief Financial Officer
----------------------------------------------------------------------------
Douglas Edmunds          Chairman of the World Governing Body's Congress
----------------------------------------------------------------------------


                            DESCRIPTION OF SECURITIES

      The Company's authorized capital stock consists of 100,000,000 shares of common stock at a par value of $0.001 per share and 10,000,000 shares of preferred stock at a par value of $0.001 per share. As of December 9, 2005, there were 26,700,000 shares of the Company's common stock issued and outstanding that are held by approximately 278 stockholders of record and 50,000 shares of the Company's preferred stock issued and outstanding that are held by 1 stockholder of record.

      Holders of the Company's common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of the Company's common stock representing a majority of the voting power of the Company's capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the Company's outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company's articles of incorporation.

      Holders of the Company's common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company's common stock has no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Company's common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information, as of December 9, 2005 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company's executive officers and directors; and (iii) the Company's directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

                                                   Common Stock       Percentage of
Name of Beneficial Owner (1)                    Beneficially Owned   Common Stock (2)
-------------------------------------------------------------------------------------
Stephen Townley                                                 0                0.0%
-------------------------------------------------------------------------------------
Jussi Laurimaa (3)                                      8,865,883              30.85%
-------------------------------------------------------------------------------------
Christian Fennell                                         489,892               1.70%
-------------------------------------------------------------------------------------
Jaime Alvarez                                             220,684               0.77%
-------------------------------------------------------------------------------------
Douglas Edmunds                                         1,299,210               4.52%
-------------------------------------------------------------------------------------
InvestGroup Sports Management (4)                       8,023,297              27.92%
-------------------------------------------------------------------------------------
All officers and directors as a group (5 persons)      10,875,669              37.84%
-------------------------------------------------------------------------------------

----------
(1) Except as otherwise indicated, the address of each beneficial owner is c/o Synerteck Incorporated 28-32 Wellington Road, London NW8 9SP, United Kingdom.
(2) Applicable percentage ownership is based on 28,737,500 shares of common stock outstanding as of December 9, 2005, together with securities exercisable or convertible into shares of common stock within 60 days of December 9, 2005 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of December 9, 2005 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(3) Of the shares beneficially owned by Jussi Laurimaa, 8,023,297 shares are owned by InvestGroup Sports Management, a company controlled, but not owned, by Mr. Laurimaa.
(4) Jussi Laurimaa is a director of InvestGroup Sports Management and has the voting and dispositive rights over the shares held by it.

      No Director, executive officer, affiliate or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company is a party adverse to the Company or has a material interest adverse to the Company.


MANAGEMENT OF THE COMPANY SUBSEQUENT TO THE ACQUISITION


                                      MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

      The following are the names and certain information regarding the Company's Directors, Director Nominees and Executive Officers following the Acquisition. The Company plans to appoint the Director Nominees to the Company's Board of Directors approximately ten days after the date the Company transmits to all holders of record of the Company's common stock information required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended. There are no family relationships among any of the Company's Directors, Director Nominees and Executive Officers.


--------------------------------------------------------------------------------
NAME                     AGE   POSITION
--------------------------------------------------------------------------------
Stephen Townley          52    Chairman
--------------------------------------------------------------------------------
Jussi Laurimaa           38    Chief Executive Officer, Director Nominee
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Christian Fennell        45    Chief Operating  Officer,  President and Director
                               Nominee
--------------------------------------------------------------------------------
Jaime Alvarez            30    Chief Financial Officer and Director Nominee
--------------------------------------------------------------------------------
Douglas Edmunds          61    Chairman of the World  Governing  Body's Congress
                               and Director Nominee
--------------------------------------------------------------------------------
Clayton B. Barlow        34    Director
--------------------------------------------------------------------------------

      Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at its annual meeting, to hold such office until an officer's successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board.

BACKGROUND OF EXECUTIVE OFFICERS AND DIRECTORS

      STEPHEN TOWNLEY, Chairman of the Board. Mr. Townley was appointed as Chairman of the Board of the Company on December 9, 2005. From1983 to 2001 Mr. Townley was the founding and senior partner at the law firm of Townleys. In August 2001 Townleys merged into the law firm of Hammond Suddards Edge and Mr. Townley was a consultant to that firm until his agreement expired in July 2004. Mr. Townley graduated from University College London in 1975 with a LLM Degree. Mr. Townley currently serves on the board of directors of Active Rights Management Limited, International Motor Sports Association, Sport Services Group Limited, Sports Lawyers Association, World Sport Football Pty, Projector NetResult and various other organizations and entities.

      JUSSI LAURIMAA, Chief Executive Officer. Mr. Laurimaa was appointed as Chief Executive Officer of the Company on December 9, 2005. Prior to joining the Company, Mr. Laurimaa was the chief executive officer of IFSA Strongman Ltd. from June 2004 through December 2005. In addition, Mr. Laurimaa is currently, and has been since March 2002 a general partner of InvestGroup Ventures, London
(UK), a venture capital firm. From January 1999 until March 2002 Mr. Laurimaa was the managing partner of Enba, Dublin in Ireland. Mr. Laurimaa graduated from London Business School in 1996 with a Masters in Finance (with distinction) and in 1991 from the Helsinki University of Technology with a M.Sc. in Engineering Physics (with distinction) and from University of Helsinki Faculty of Medicine with a B.Medicine. Mr. Laurimaa currently serves on the board of directors of Independent Risk Monitoring Ltd. and MV Collections Ltd., both corporations in the United Kingdom.

      CHRISTIAN FENNELL, Chief Operating Officer and President. Mr. Fennell was appointed as Chief Operating Officer and President of the Company on December 9, 2005. Prior to joining the Company, Mr. Fennell was the Chief Operating Officer and President of IFSA Strongman Ltd. from September 2005 through December 2005, from May 2005 to September 2005 Mr. Fennell was the Commercial Director at IFSA and from January 2005 to May 2005 Mr. Fennell was the head of television at IFSA. From October 1999 to January 2005 Mr. Fennell worked for Wyndham Studios Entertainment Inc. in connection with sporting event management and television production. Mr. Fennell graduated from Queens University in Kingston, Ontario in 1983 with a Hon. B.A. in Political Science. Mr. Fennell currently serves on the board of directors of Wyndham Studios Entertainment Inc.

      JAIME ALVAREZ, Chief Financial Officer. Mr. Alvarez was appointed as Chief Financial Officer of the Company on December 9, 2005. Prior to joining the Company, Mr. Alvarez was the chief financial officer of IFSA Strongman Ltd. from August 2004 through December 2005. Mr. Alvarez also served as the chief operating officer of IFSA Strongman Ltd. from December 2004 through August 2005. In addition, Mr. Alvarez is currently, and has been since August 2002 an associate partner of InvestGroup Ventures, London (UK), a venture capital firm. From July 2003 until August 2004 Mr. Alvarez was an associate banker at European Bank of Reconstruction and Development (London). From June 2002 until September 2002 Mr. Alvarez was an advisor to the vice president of Pepsi Beverages International in Shanghai. From July 1999 until August 2001 Mr. Alvarez was a business analyst at McKinsey & Co. in Madrid. Mr. Alvarez graduated from Harvard Business School in 2003 with an M.B.A., from U. Pontificia Comillas, Icade in Madrid, Spain in 1999 with an advanced degree in Business and Economy and in 1998 with a Law degree and from Uned (Open University) with a degree in Industrial Engineering.

      DOUGLAS EDMUNDS Chairman of the World Governing Body's Congress. Mr. Edmunds was appointed as Chairman of the World Governing Body's Congress on June 12, 2004. Prior to joining the Company, Mr. Edmunds was a director of IFSA Projects in Glasgow, Scotland from 1999 to June 2004. In addition, Mr. Edmunds worked at Drakemire Dairy Ltd. from 1982 to April 2000 and retired as the managing director of milk processing. Mr. Edmunds graduated from the University of Strathclyde in 1969 with a PhD, from Glasgow University in 1966 with a BS and from St. Josephs College in 1962.

      CLAYTON B. BARLOW, Director. Until December 9, 2005 Mr. Barlow was the President of the Company and is still a member of the Company's board of directors. Mr. Barlow was appointed to the board of directors of the Company in January, 2004. Mr. Barlow was the President of the Company prior to its corporate formation (as a division of SportsNuts, Inc., the former parent corporation of the Company) since December, 2000. Prior to his association with the Company, from October, 1999 to December, 2000, Mr. Barlow was an international project manager for STSN, Inc., a Salt Lake City-based provider of high speed internet access for the hospitality industry with a focus on business hotels. At STSN, Mr. Barlow was responsible for designing and integrating hotel internet infrastructure with access units in each hotel room. From September, 1997 to October, 1999 , Mr. Barlow was the President of Maxim Mortgage, Corp., a residential mortgage broker based in Salt Lake City, Utah. Mr. Barlow holds MCSE 2000, MCP, and A+ certifications. Mr. Barlow is not a director of any other company filing reports pursuant to the Securities Exchange Act of 1934.

SHAREHOLDER COMMUNICATIONS

      The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

EXECUTIVE COMPENSATION

      The following table sets forth all compensation paid in respect of the Company's Chief Executive Officer and those individuals who received compensation in excess of $100,000 per year (collectively, the "Named Executive Officers") for our last three completed fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                   ANNUAL COMPENSATION
                                       -----------------------------------------
                                                                    OTHER
          NAME AND                                                 ANNUAL
     PRINCIPAL POSITION         YEAR   SALARY ($)   BONUS ($)   COMPENSATION ($)
------------------------------  ----   ----------   ---------   ----------------
Clayton Barlow                  2004   $   58,910   $   6,087                -0-
Former Chief Executive Officer  2003   $   42,000   $   6,516                -0-
                                2002   $   45,341   $     628                -0-


EMPLOYMENT AGREEMENTS

      There are no employment agreements with any of the employees of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Clayton Barlow, Director and former Chief Executive Officer of the Company, was issued 175,000 shares of common stock of the Company in accordance with the Company's stock incentive plan in August 2005. Mr. Barlow holds a total of 186,228 shares of common stock of the Company.

      Chene Gardner, former Chief Financial Officer and Director of the Company, was issued 600,000 shares of common stock of the Company in accordance with the Company's stock incentive plan in 2005. Mr. Gardner holds a total of 761,089 shares of common stock of the Company.

      Kenneth Denos, former Director of the Company, was issued 650,000 shares of common stock of the Company in accordance with the Company's stock incentive plan in 2005. Mr. Denos holds a total of 658,893 shares of common stock of the Company.

                                   SIGNATURES

      In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 SYNERTECK INCORPORATED.


                                                 By: /s/ Jussi Laurimaa
                                                     ---------------------------
                                                     Jussi Laurimaa
                                                     Chief Executive Officer